Midtown Partners & Co., LLC 4218 West Linebaugh Avenue Tampa, FL 33624 Phone: 813.885.5744 ♦ Fax: 813.885.5911

June 8, 2009

CONFIDENTIAL

Generex Biotechnology Corporation
33 Harbour Square
Suite 202
Toronto, ON M5J 2G2
CANADA
Attention:	Ms. Anna E. Gluskin
President & Chief Executive Officer

Dear Sirs:

This letter (the “Agreement”) confirms Midtown Partners & Co., LLC (“Midtown”) engagement as placement agent for Generex Biotechnology Corporation (the “Company”), in connection with the proposed registered direct offering (the “Offering”) of up to 17,500,000 share of the Company’s common stock and warrants (the “Warrants”) to acquire up to 8,750,000 shares of the Company’s common stock (collectively, the “Securities”).  The Securities will be sold only to “accredited investors” (the “Investors”), as such term is defined in Rule 501(a) of Regulation D, promulgated under the United States Securities Act of 1933, as amended.

Subject to the terms and conditions of this Agreement, the Company hereby appoints Midtown to act on a best efforts basis as its exclusive placement agent in respect of the Offering.  Midtown hereby accepts such engagement.  It is expressly understood that the exclusive nature of this Agreement shall apply only to those prospective purchasers listed on Exhibit B to this Agreement, which Exhibit B may be modified from time to time with prior written consent by the Company and Midtown.

1.         Services to be Rendered. In connection with the Offering, as requested, Midtown will assist the Company in identifying, contacting and evaluating potential purchasers, preparing executive summaries or business plans, facilitating potential purchasers’ due diligence investigations, analyzing and advising on the financial implications of offers, preparing and making presentations to the Company's Board of Directors, formulating negotiation strategies and conducting negotiations, as appropriate, and in such other matters as may be agreed upon from time to time by Midtown and the Company (the “Services”).  The Services provided to the Company hereunder shall be deemed exclusive with respect to the investors set forth on Exhibit B to this Agreement.

In connection with this Agreement, the Company agrees to keep Midtown up to date and apprised of all material business, market and current legal practices and developments related to the Company and its operations and management.  Midtown shall devote such time and effort, as it deems commercially reasonable under the circumstances in rendering the Services.  Midtown cannot guarantee results on behalf of the Company, but shall pursue all avenues that it deems reasonable through its network of contacts.

2.         Compensation.  For Midtown’s services hereunder, the Company agrees to pay Midtown the fees outlined below upon closing of a sale of any of the Securities (in each instance, a “Closing”):

(a)         a cash placement fee equal to two percent (2%) of the gross purchase price paid for the Securities (which will not include any monies received by the Company in respect of the exercise of the Warrants), payable in full, in cash, at each Closing for the sale of any of the Securities to any purchaser other than (a) the purchasers identified on Exhibit B, and (b) any Former Note Holder (as that term is hereinafter defined).

(b)         a cash placement fee equal to four percent (4%) of the gross purchase price paid for the Securities (which will not include any monies received by the Company in respect of the exercise of the Warrants), payable in full, in cash, at each Closing for the sale of any of the Securities to purchasers identified on Exhibit B.

(c)         at each Closing, the Company shall issue to Midtown, or its permitted assigns, warrants (the “PA Warrants”) to purchase that number of shares of common stock of the Company equal to five percent (5%) of the sum of (i) the number of shares of common stock of the Company issued at each such Closing (but excluding the number of shares of common stock of the Company issued to any Former Note Holder) and (ii) the number of shares of common stock issuable by the Company upon exercise or conversion of any and all convertible securities issued at each such Closing (including, but not limited to, all convertible promissory notes, convertible preferred stock and all series of warrants but excluding any such securities issued to any Former Note Holder). The shares underlying the PA Warrants shall be covered by the Registration Statement on Form S-3, as amended by Pre-Effective Amendment No. 1 thereto (Registration File no. 333-139637) that the Company filed with the Securities and Exchange Commission as part of a “shelf” registration process, as supplemented by the filing of the Prospectus Supplement on Form 424(b)5, filed on May 15, 2009. The PA Warrants shall be exercisable for five (5) years, shall provide for cashless exercise in the event there is no registration statement covering the underlying warrant shares, and shall not be callable or redeemable by the Company. The exercise price of the PA Warrants shall be the same exercise price as in the Warrants issued to the  Investors. The Company agrees the Midtown may direct to whom the PA Warrants are to be issued, subject to compliance with Federal and State securities laws.

Midtown hereby acknowledges that Smithfield Fiduciary LLC, Cranshire Capital, L.P., Iroquois Master Fund Ltd., Iroquois Capital Opportunity Fund, LP, Portside Growth and Opportunity Fund and Rockmore Investment Master Fund Ltd. (each a “Former Note Holder”) have certain participation rights in respect of the Offering pursuant to a Securities Purchase Agreement dated as of March 31, 2008 between the Company and each of the Former Note Holders pursuant to which the Former Note Holders are entitled to purchase up to 100% of the Offering.  For greater certainty, no compensation shall be due and payable by the Company to Midtown hereunder in respect of the participation by any Former Note Holder in the Offering (provided, however, that Midtown shall nonetheless be entitled to reimbursement of any expenses incurred by it in accordance with paragraph 3 hereof).

An escrow account with a third party agent approved by the parties hereto will be used for each closing of the Offering during the Term (as hereinafter defined).  All consideration due Midtown shall be paid to Midtown directly from such escrow.  Any fee charged by the escrow agent in the performance of its duties as escrow agent shall be borne by the Company.

3.        Expenses.  It is acknowledged and agreed that the Company shall bear all costs incidental to the advancement and completion of the Offering.  No such expense shall exceed $1,000 without the prior written consent of the Company.  In addition, subject to investor request, the Company shall pay to Midtown $1,000 to conduct personal background checks on the Company’s Officers and Directors using a background investigation agency.

4.       Information.  The Company will furnish Midtown such information with respect to the Company and access to such Company personnel and representatives, including the Company’s auditors and counsel, as Midtown may request in order to permit Midtown to advise the Company and to assist the Company in preparing offering materials for use in connection with the Offering (including, but not limited to: a business plan; executive summary; three (3) year historical income statement, statement of cash flows, and balance sheet; five (5) year projected financial statements; use of proceeds statement; investor presentation; valuation analysis) (collectively, the “Offering Materials”).  The Company will be solely responsible for the contents of the Offering Materials and other information provided to investors in connection with the Offering.  The Company represents and warrants to Midtown that the Offering Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company agrees to advise Midtown promptly upon the Company becoming aware of the occurrence of any event or change in circumstance that results or might reasonably be expected to result in the Offering Materials containing any untrue statement of a material fact or omitting to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company authorizes Midtown to provide the Offering Materials to investors in connection with the Offering.  The Company and Midtown shall have the right to approve every form of letter, circular, notice, memorandum or other written communication from the Company or any person acting on its behalf in connection with the Offering.

5.       Termination and Survival.  This Agreement shall terminate on July 29, 2009 (the “Term”); provided, this Agreement may be terminated prior to expiration of the Term, by Midtown for any reason at any time upon thirty (30) days prior written notice.  Notwithstanding the foregoing, it is understood that the provisions of paragraphs 2 (to the extent fees are payable prior to termination), Paragraph 2(c) (to the extent fees are payable after termination), 3 (to the extent expenses have been incurred prior to termination), 4 (the second, third and fourth sentences only), and sections 6 through 18 of this Agreement shall remain operative and in full force and effect regardless of any termination or expiration of this Agreement.

In the event of termination, Midtown shall be immediately paid in full on all items of compensation and expenses payable to Midtown pursuant hereto, as of the date of termination.

6.           Tail Period.  Midtown shall be entitled to compensation as set forth in Section 2 of this Agreement for any Qualified Financing (as defined below) that occurs at any time during the twelve (12) month period following the termination or expiration of this Agreement.  “Qualified Financing” shall mean any investment from a person or entity set forth on Exhibit B.  All compensation shall be paid to Midtown on the date that the Company closes on the Qualified Financing.

7.           Confidentiality of Advice.  Except as otherwise provided in this paragraph, any written or other advice rendered by Midtown pursuant to its engagement hereunder are solely for the use and benefit of the  Company’s executive management team and Board of Directors and shall not be publicly disclosed in whole or in part, in any manner or summarized, excerpted from or otherwise publicly referred to or made available to third parties, other than representatives and agents of the Company’s executive management team and Board of Directors who also shall not disclose such information, in each case, without Midtown’s prior approval, unless in the opinion of counsel and after consultation with Midtown, such disclosure is required by law.  In addition, Midtown may not be otherwise publicly referred to without its prior written consent.  The Company acknowledges that Midtown and its affiliates are in the business of providing financial services and consulting advice to others.  Nothing herein contained shall be construed to limit or restrict Midtown in conducting such business with respect to others, or in rendering such advice to others, except as such advice may relate to matters relating to the Company’s business and properties and that might compromise confidential information delivered by the Company to Midtown.

8.           Obligations Limited.  Midtown shall have no obligation to make any independent appraisals of assets or liabilities or any independent verification of the accuracy or completeness of any information provided it in the course of this engagement and shall have no liability in regard thereto.

9.           Third Party Beneficiaries.  This Agreement is made solely for the benefit of the Board of Directors of the Company, Midtown and other Indemnified Persons (as defined herein), and their respective successors, assigns, heirs and personal representatives, and no other person shall acquire or have any right under or by virtue of this Agreement.

10.         Representations and Warranties.  The Company represents and warrants that this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company.

11.         Indemnification.  In connection with and as part of the engagement contemplated herein, the Company agrees to indemnify, defend and hold Midtown harmless in accordance with the indemnification rider attached hereto as Exhibit A.

12.         Exclusive.  The Company acknowledges and agrees that Midtown is being granted exclusive rights with respect to the Services to be provided to the Company in connection with the investors set forth on Exhibit B and the Company is not free to engage other parties to provide services in respect of the Offering similar to those being provided by Midtown hereunder during the Term, without the prior written consent of Midtown.  During the Term, the Company shall not work with, negotiate with or enter into any financing whatsoever with any investor identified on Exhibit B without Midtown’s prior written consent.  If the Company raises capital in any offering or sale of securities to any investor identified on Exhibit B during the Term or within the Tail Period (as defined in Section 6), the Company shall pay to Midtown all of its fees in Section 2 above, even if Midtown has provided no assistance whatsoever in raising such capital.

13.         Non-Circumvention.  The Company agrees not to circumvent, avoid, bypass, or obviate, directly or indirectly, the intent of this Agreement, including the Company shall not permit its subsidiaries and its other affiliated entities to sell securities with the effect of avoiding payment of fees under this Agreement. The Company agrees not to accept any business opportunity during the Term from any investor identified on Exhibit B without the consent of Midtwon, unless for each such business opportunity accepted by the Company, the Company remits a term sheet providing for compensation to Midtown in accordance herewith, or which otherwise provides for a compensation structure agreeable to Midtown, in its sole discretion.

14.         Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO A JURY TRIAL, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

15.         Legal Fees and Costs.  If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party(ies).

16.         Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

17.         Future Advertisements.  The Company agrees that Midtown has the right to place advertisements describing its services to the Company under this Agreement in its own marketing materials as well as financial and other newspapers and journals at its own expense following the final closing of the Offering.

18.         Miscellaneous.  (a) This Agreement and the documents referred to herein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly cancelled; (b) Only an instrument in writing executed by the parties hereto may amend this Agreement; (c) The failure of any party to insist upon strict performance of any of the provisions of this Agreement shall not be construed as a waiver of any subsequent default of the same or similar nature, or any other nature; (d) This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute one (1) instrument; (e) This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  The rights and obligations of the parties under this Agreement may not be assigned or delegated without the prior written consent of both parties, and any purported assignment without such written consent shall be null and void.

If the foregoing correctly sets forth the understanding between Midtown and the Company, please so indicate in the space provided below for that purpose within ten (10) days of the date hereof  or this Agreement shall be withdrawn and become null and void.  The undersigned parties hereto have caused this Agreement to be duly executed by their authorized representatives, pursuant to corporate board approval and intend to be legally bound.

MIDTOWN PARTNERS & CO., LLC

By:	/s/ Bruce Jordan	Date:
Bruce Jordan, President

GENEREX BIOTECHNOLOGY CORPORATION

By:	/s/ Mark A. Fletcher	Date: June 8, 2009
Mark A. Fletcher, Executive Vice-President

By:	/s/ Rose C. Perri	Date: June 8, 2009
Rose C. Perri, Chief Financial Officer

EXHIBIT A

INDEMNIFICATION AND CONTRIBUTION

For purposes of this Exhibit A, unless the context otherwise requires, “Midtown” shall include Midtown, any affiliated entity, and each of their respective officers, directors, employees, partners and controlling persons within the meaning of the federal securities laws and the successors, assigns, heirs and personal representatives of the foregoing persons (collectively, the “Indemnified Persons”).

The Company shall indemnify, defend and hold Midtown harmless against any losses, claims, damages, liabilities, costs and expenses (including, without limitation, any legal or other expenses incurred in connection with investigating, preparing to defend or defending against any action, claim, suit or proceeding, whether commenced or threatened and whether or not Midtown is a party thereto, or in appearing or preparing for appearance as a witness), based upon, relating to or arising out of or in connection with advice or services rendered or to be rendered pursuant to the Agreement, the transaction contemplated thereby or Midtown’s actions or inactions in connection with any such advice, services or transaction (including, but not limited to, any liability arising out of (i) any misstatement or alleged misstatement of a material fact in any offering materials and (ii) any omission or alleged omission from any offering materials, including, without limitation of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), except to the extent that any such loss, claim, damage, liability, cost or expense results solely from the gross negligence or bad faith of Midtown in performing the services which are the subject of the Agreement.  If for any reason the foregoing indemnification is unavailable to Midtown or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by Midtown as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company and its stockholders on the one hand and Midtown on the other hand, or, if such allocation is not permitted by applicable law, not only such relative benefits but also the relative fault of the Company and Midtown, as well as any relevant equitable considerations; provided, however, that, to the extent permitted by applicable law, Midtown shall not be responsible for amounts which in the aggregate are in excess of the amount of all fees actually received from the Company in connection with the engagement.  No person guilty of fraudulent misrepresentation (as such term has been interpreted under Section 11(f) of the Securities Act of 1933) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  Relative benefits to Midtown, on the one hand, and the Company and its stockholders, on the other hand, with respect to the engagement shall be deemed to be in the same proportion as (i) the total value paid or proposed to be paid or received or proposed to be received by the Company or its stockholders, as the case may be, pursuant to the potential transaction, whether or not consummated, contemplated by the engagement bears to (ii) all fees paid to Midtown by the Company in connection with the engagement.  Midtown shall not have any liability to the Company in connection with the engagement, except to the extent of its gross negligence or willful misconduct.

The Company also agrees to promptly upon demand reimburse Midtown for its legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend, or defending any lawsuits, investigations, claims or other proceedings in connection with any matter referred to in or otherwise contemplated by the Agreement; provided, however, that in the event a final judicial determination is made to the effect that Midtown is not entitled to indemnification hereunder, Midtown will remit to the Company any amounts that have been so reimbursed.

The Company shall not be liable for any settlement of any action, claim, suit or proceeding (or for any related losses, damages, liabilities, costs or expenses) if such settlement is effectuated without its written consent, which shall not be unreasonably withheld.  The Company further agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened action, claim, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Midtown is a party therein) unless the Company has obtained an unconditional release of Midtown, from all liability arising therefrom.  The reimbursement, indemnity and contribution obligations of the Company set forth in this Agreement shall be in addition to any liability which the Company may otherwise have to Midtown.

Any Indemnified Persons that are not signatories to this Agreement shall be deemed to be third party beneficiaries of this Agreement.

EXHIBIT B

Midtown Partners & Co., LLC 4218 West Linebaugh Avenue Tampa, FL 33624 Phone: 813.885.5744 ♦ Fax: 813.885.5911

August 5, 2009

CONFIDENTIAL

Generex Biotechnology Corporation
33 Harbour Square
Suite 202
Toronto, ON M5J 2G2
CANADA
Attention:	Mark A. Fletcher, Executive Vice-President
Rose C. Perri, Chief Financial Officer

Re:   Amendment to Letter Agreement dated June 8, 2009

Dear Sirs:

Reference is hereby made to a letter agreement by and between Midtown Partners & Co., LLC (“Midtown”) and Generex Biotechnology Corporation (“Generex”, collectively the “Parties”) dated June 8, 2009 (the “Agreement”).

The Parties hereby agree to extend the Term, as defined in Section 5 of the Agreement, through September 30, 2009.

If the foregoing correctly sets forth our understanding with respect to the proposed amendment to the Agreement, please so confirm by signing and returning one copy of this letter.

MIDTOWN PARTNERS & CO., LLC

By:	/s/ Bruce Jordan	Date: _____________________
Bruce Jordan, President

GENEREX BIOTECHNOLOGY CORPORATION

By:	/s/ Anna E. Gluskin	Date: August 5, 2009
Anna E. Gluskin, President & CEO

By:	/s/ Rose C. Perri	Date: August 5, 2009
Rose C. Perri, Chief Financial Officer